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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
             [ ] Form 10D   [ ] Form N-SAR [ ] Form N-CSR

         For Period Ended:  March 31, 2005

         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR

         For the Transition Period Ended:
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     READ INSTRUCTION BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION


iLinc Communications, Inc.
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Full name of registrant

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Former name if applicable

2999 North 44th Street, Suite 650
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Address of principal executive office (STREET AND NUMBER)

Phoenix, AZ 85018
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City, state and zip code

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                                     PART II
                             RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    |(a)  The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |(b)  The subject annual report, semi-annual report, transition report on
    |     Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
    |     thereof, will be filed on or before the fifteenth calendar day
[X] |     following the prescribed due date; or the subject quarterly report or
    |     transition report on Form 10-Q or subject distribution report on Form
    |     10-D, or portion thereof, will be filed on or before the fifth
    |     calendar day following the prescribed due date; and
    |(c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.


                                    PART III
                                    NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The registrant changed auditors during the third quarter of its fiscal year that ended March 31, 2005. The registrant's financial statement audit at and for the year ended March 31, 2005 could not be completed without unreasonable effort or expense. The new auditor needed additional time to perform the audit because this is a new engagement of the auditor and the audit is taking a longer time than anticipated. Additionally, the review required by the registrant's prior auditor is taking longer than anticipated.


                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

David J. Iannini                              (602)          952-1200 ext. 1536
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     (Name)                                (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No


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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No


     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            iLinc Communications, Inc
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                  (Name of registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2005                    By: /s/ David J. Iannini
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                                           Chief Financial Officer


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                              PART IV - ATTACHMENT

     iLinc Communications, Inc. (the "Company") anticipates reporting an increase in its net loss available to common stockholders from $2.3 million for the 12 months ended March 31, 2004 to approximately $5.4 million for the 12 months ended March 31, 2005. The Company anticipates reporting an increase in revenues from $5.9 million during the year ended March 31, 2004 to approximately $10.4 million for the year ended March 31, 2005. The anticipated results for the year ended March 31, 2005 should be considered estimates pending completion of the audit of the Company's financial statements at and for the year ended March 31, 2005.




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